ROYALTY PHARMA
Contact: Jeff Morhet, President & CEO (480) 862-7500	Contact: Pablo Legorreta, Chief Executive Officer Alexander Kwit, SVP & General Counsel (212) 883-0200

ROYALTY PHARMA AND INNEXUS BIOTECHNOLOGY HAVE COMPLETED THE PREVIOUSLY ANNOUNCED AGREEMENT REGARDING THE PURCHASE OF ROYALTY RIGHTS BASED ON DXL™ ANTIBODY PRODUCTS

New York, NY and British Columbia, Canada, June 6, 2007 – Royalty Pharma and InNexus Biotechnology Inc. (Toronto Stock Exchange: IXS.V, OTCBB: IXSBF), today announced that Royalty Pharma has completed the previously announced (see April 26, 2007 News Release) purchase of a royalty interest in up to two products targeting cancer based on InNexus’ Dynamic Cross Linking (DXL™) antibody enhancement technology.

Under the terms of the agreement, Royalty Pharma has paid for the first royalty interest for US$2 million and holds an option to purchase a royalty interest in a second product for an additional US$2 million. The total purchase price for the royalty interests may be increased by up to $30 million for the two products if certain conditions are fulfilled.

In addition, Royalty Pharma has paid for the purchase of   of InNexus at a price of $ per Share for a total additional investment of .  These proceeds will be used to fund development of the first antibody product under the Agreement.  The shares are subject to a hold period expiring on .

Pablo Legorreta, Chief Executive Officer of Royalty Pharma stated, “I am looking forward to working with Mr. Morhet and his team at InNexus on this project.  With our validation and support, InNexus’ DXL™ antibody therapeutics offers a very promising new avenue for the development of next generation product candidates for cancer and other treatments.”

Jeff Morhet, President and CEO of InNexus said, “We are pleased to be working with Royalty Pharma on this project and welcome them as a shareholder of our company.  Royalty Pharma has a proven track record of identifying and investing in promising commercial pharmaceutical entities and products, and we look forward to their continued support in our efforts to develop DXL™ based products.”  Morhet continued, “We see this as an important step in our strategy of using DXL™ technology to build a portfolio of commercially attractive biotech products.”

About Royalty Pharma

Royalty Pharma is the industry leader in acquiring revenue-producing intellectual property – principally royalty interests in marketed and late stage biopharmaceutical products with a market value of over $3.2 billion. Royalty Pharma currently owns a diversified portfolio or royalty interests in several high-quality blockbuster biopharmaceutical products, including Abbott’s Humira®, Centocor’s Remicade®, Amgen’s Neupogen® and Neulasta®, Genentech’s Rituxan®, Gilead’s Emtriva®, Truvada® and Atripla®, and Celgene’s Thalomid®. The company has a ten year history of providing value to holders of royalty interests, including its $700 million acquisition of the Humira® royalty from AstraZeneca plc, its $650 million acquisition of the Remicade® royalty from New York University, its joint $525 million acquisition with Gilead Sciences of Emory University’s emtricitabine royalty interest and its acquisitions of approximately 80% of Memorial Sloan Kettering’s U.S. and international royalty interests in Neupogen® and Neulasta® for over $400 million. More information on Royalty Pharma is available at www.royaltypharma.com.

About InNexus Biotechnology

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology improving the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus. InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in–house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward–looking statements involving inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control that may cause actual results or performance to differ materially from those currently anticipated in such statements.

On behalf of the Board of Directors of InNexus Biotechnology Inc.

_____________”Jeff Morhet”_____________

Jeff Morhet

President & CEO